

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2014

<u>Via U.S. Mail</u>
Bob Hogarth
Chief Executive Officer
Siga Resources, Inc.
123 West Nye
Carson City, NV 89706

> **Re: Siga Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2013**
> **Filed December 6, 2013**
> **File No. 000-52814**

Dear Mr. Hogarth:

We issued comments on the above captioned filing on June 16, 2014. On July 23, 2014, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Suying Li at (202) 551-3335 or Raj Rajan at (202) 551-3388 if you have any questions.

> Sincerely,
>
> /s/Tia L. Jenkins
>
> Tia L. Jenkins
> Senior Assistant Chief Accountant
> Office of Beverages, Apparel, and
> Mining